

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2024

LeeAnn Rohmann
Chief Executive Officer
Legacy Education Inc.
701 W Avenue K Suite 123
Lancaster, CA 93534

       Re: Legacy Education Inc.
            Amendment No. 5 to Draft Registration Statement on Form S-1
            Submitted February 29, 2024
            CIK No. 0001836754

Dear LeeAnn Rohmann:

     We have reviewed your amended draft registration statement and have the following comments.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2022 letter.

DRS Amendment No. 5 filed on Form S-1

Capitalization, page 45

1.   We are reissuing prior comment 5. We note your response indicates the registration statement was revised to address this comment; however, the table still appears to omit debt. Please revise your table to include debt.

General

2.   We have reviewed your written response to comment 8 but we can not find any revisions to your disclosure. For this reason we reissue our comment. Please update your disclosure throughout the prospectus regarding the impact of COVID-19, including qualification and

quantification of the effects of COVID-19 on your business and results of operations. Refer to CF Disclosure Guidance Topic No. 9A. When you have revised your disclosure, please ensure your response letter references the pages upon which the revisions appear.

3.   You have not provided a written response to comment 9 nor have you revised your disclosure in response to comment 9. For this reason we reissue comment 9. Please disclose on the prospectus cover page the aggregate percentage ownership of your executive officers, directors and holders of more than 5% of your common stock, and state that they will have the ability to determine the outcome of all matters submitted to your stockholders for approval. With a view to disclosure, tell us whether you will be a controlled company after the offering. When you have revised your disclosure, please ensure your response letter references the pages upon which the revisions appear.

 Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services